RENDINA LAW FIRM, P.S.[1]

May 25, 2007

United States
Securities and Exchange Commission
Washington, DC 20549
Division of Corporation Finance
Mail Stop 3561

Via Edgar Correspondence Filing

Attention:	Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Dear Sir or Madam:

Re:	Response to Comments
Form 10-KSB for Fiscal Year ended December 31, 2006
Filed April 3, 2007
File number 0- 50546

Further to our telephone conversation with Ms. Jenkins on May 25, 2007 we confirm that you have agreed to allow the company an extension to file its response to your comments until May 29, 2007. On behalf of the company we thank you for this consideration.

Sincerely,
Rendina Law Firm, PS
Per:

Charles F. Rendina, Esq.

CFR/cfr
CC client

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1 a Washington State Professional Services Corporation

8th floor, 119 N Commercial St. Bellingham WA 98225
(360) 715-2913 -Fax (360) 647-1396 – email charles@rendinalawfirm.com